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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                                  Kevco, Inc.
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                               (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                  492716-10-5
                    ---------------------------------------
                                (CUSIP NUMBER)

                               Richard S. Tucker
                          777 Main Street, Suite 1800
                           Fort Worth, Texas  77002
                                (817) 334-7200
--------------------------------------------------------------------------------
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               November 6, 1996
                    ---------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING
                              OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 492716-10-5                   13D                PAGE 2 OF 5 PAGES

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jerry E. Kimmel
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4

      00
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)
 5                                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,759,196
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,759,196
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,759,196
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      55.2%
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      TYPE OF REPORTING PERSON*
14

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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  CUSIP NO. 492716-10-5                   13D                PAGE 3 OF 5 PAGES


ITEM 1.   SECURITY AND ISSUER.
------    -------------------

     This statement relates to the ownership of common stock, par value $.01 per share ("Common Stock"), of Kevco, Inc., a Texas corporation (the "Company").
The Company's principal executive offices are located at 1300 S. University Drive, Suite 200, Fort Worth, Texas 76107.


ITEM 2.   IDENTITY AND BACKGROUND.
------    -----------------------

     This statement is being filed by Mr. Jerry E. Kimmel. The principal business address of Mr. Kimmel is Kevco, Inc., 1300 S. University Drive, Suite 200, Fort Worth, Texas 76107. Mr. Kimmel is Chairman, President and Chief Executive Officer of the Company. Mr. Kimmel has not, during the past five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kimmel is a citizen of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS.
------    --------------------------

     On November 6, 1996, immediately prior to the consummation of the Company's initial public offering, all outstanding shares of the common stock of Kevco Texas, Inc. (a predecessor of Kevco Delaware, Inc., a wholly-owned subsidiary of the Company) were exchanged for an equal number of shares of Common Stock of the Company. At the time of such exchange, Mr. Kimmel held 3,759,196 shares of the common stock of Kevco Texas, Inc., which shares he obtained more than one year prior to the Company's initial public offering (with the exception of shares obtained as a result of stock splits or stock dividends).


ITEM 4.   PURPOSE OF TRANSACTION.
------    ----------------------

     Depending upon market conditions and other factors that he deems material to an investment decision, Mr. Kimmel may purchase additional shares of Common Stock from time to time or may dispose of all or a portion of the shares of Common Stock he now beneficially owns or may hereafter acquire. Except as set forth in this Item 4, Mr. Kimmel does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a)-
(j) of Item 4 of Schedule 13D other than those plans or proposals that Mr. Kimmel may have, from time to time, in his capacity as Chairman, President and Chief Executive Officer of the Company.


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  CUSIP NO. 492716-10-5                   13D                PAGE 4 OF 5 PAGES



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
------    ------------------------------------

     On November 6, 1996, immediately prior to the consummation of the Company's initial public offering, all outstanding shares of the common stock of Kevco Texas, Inc. (a predecessor of Kevco Delaware, Inc., a wholly-owned subsidiary of the Company) were exchanged for shares of Common Stock of the Company. At the time of such exchange, Mr. Kimmel held 3,759,196 shares of the common stock of Kevco Texas, Inc., which shares he obtained more than one year prior to the Company's initial public offering (with the exception of shares obtained as a result of stock splits or stock dividends).

     Mr. Kimmel beneficially owns 3,759,196 shares, or 55.2%, of the outstanding Common Stock and possesses sole voting power and sole dispositive power with respect to all of such shares of Common Stock.

     Except as set forth in this Item 5, no transactions in the Common Stock were effected by Mr. Kimmel during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------    ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

     Not Applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
------    --------------------------------

     Not Applicable.
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  CUSIP NO. 492716-10-5                   13D                PAGE 5 OF 5 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 1997                   /s/ Jerry E. Kimmel
                                          --------------------------------------
                                          Jerry E. Kimmel